SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                  STATEMENT ON

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 2
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                         THE MULTICARE COMPANIES, INC.

                           (Name of Subject Company)

                      GENESIS ELDERCARE ACQUISITION CORP.

                                      AND

                            GENESIS ELDERCARE CORP.

                                    (Bidder)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   62543 V1 0

                     (CUSIP Number of Class of Securities)

                               MICHAEL R. WALKER
                            GENESIS ELDERCARE CORP.
                             148 WEST STATE STREET
                            KENNETT SQUARE, PA 19348
                           TELEPHONE: (610) 444-6350

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                -----------------

                                   COPIES TO:

        WILLIAM E. CURBOW, ESQ.                   RICHARD J. MCMAHON, ESQ.                     PAUL J. SHIM, ESQ.
       SIMPSON THACHER & BARTLETT              BLANK ROME COMISKY & MCCAULEY           CLEARY, GOTTLIEB, STEEN & HAMILTON
          425 LEXINGTON AVENUE                  1200 FOUR PENN CENTER PLAZA                    ONE LIBERTY PLAZA
        NEW YORK, NEW YORK 10017              PHILADELPHIA, PENNSYLVANIA 19103              NEW YORK, NEW YORK 10006
       TELEPHONE: (212) 455-2000                 TELEPHONE: (215) 569-5500                 TELEPHONE: (212) 225-2000

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on June 20, 1997 and amended and supplemented on July 17, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by Genesis ElderCare Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Genesis ElderCare Corp., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of The Multicare Companies, Inc., a Delaware corporation (the "Company"), at a purchase price of $28.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1/13D.

   ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Purchaser completed the sale of $250,000,000 of its 9% Senior Subordinated Notes due 2007. The proceeds from such sale will be used in place of the Bridge Notes to finance in part the Offer and the Merger.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

     On August 14, 1997, the Parent issued a press release announcing, among other things, that it has extended the period during which the Offer will remain open to 12:00 midnight, New York City time, on Friday, September 12, 1997. The full text of the press release is set forth in
Exhibit 11(a)(10) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Items 10(b) and (f) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 5 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (10) Press release issued by the Purchaser on August 14, 1997.

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
                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         GENESIS ELDERCARE CORP.
                                         By: /s/ James L. Singleton
                                             -----------------------
                                          NAME: JAMES L. SINGLETON
                                             -----------------------
                                          TITLE: VICE PRESIDENT
                                             -----------------------
                                         GENESIS ELDERCARE ACQUISITION CORP.

                                         By: /s/ James L. Singleton
                                             -----------------------
                                          NAME: JAMES L. SINGLETON
                                             -----------------------
                                          TITLE: VICE PRESIDENT
                                             -----------------------


Date: August 14, 1997

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